UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                           STRATEGIC DIAGNOSTICS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    862700101
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                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 862700101
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1              NAME OF REPORTING PERSON: BC Advisors, LLC

               I.R.S. Identification Nos. of above persons (entities only):

-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
-------------- -----------------------------------------------------------------
3              SEC USE ONLY
-------------- -----------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas
------------------------ ---------- --------------------------------------------
NUMBER OF                5          SOLE VOTING POWER: 2,063,296
SHARES                   -------------------------------------------------------
BENEFICIALLY             6          SHARED VOTING POWER: 0
OWNED BY                 -------------------------------------------------------
EACH                     7          SOLE DISPOSITIVE POWER: 2,063,296
REPORTING                -------------------------------------------------------
PERSON                   8          SHARED DISPOSITIVE POWER: 0
-------------- -----------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,063,296
-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES   [ ]

-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.3%*
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               HC/CO
-------------- -----------------------------------------------------------------
*Based on 20,137,926 shares of common stock issued and outstanding as of September 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

--------------------------------------------------------------------------------
CUSIP No. 862700101
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: SRB Management, L.P.

               I.R.S. Identification Nos. of above persons (entities only):
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
-------------- -----------------------------------------------------------------
3              SEC USE ONLY

-------------- -----------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas
------------------------ ---------- --------------------------------------------
NUMBER OF                5          SOLE VOTING POWER: 2,063,296
SHARES                   -------------------------------------------------------
BENEFICIALLY             6          SHARED VOTING POWER: 0
OWNED BY                 -------------------------------------------------------
EACH                     7          SOLE DISPOSITIVE POWER: 2,063,296
REPORTING                -------------------------------------------------------
PERSON                   8          SHARED DISPOSITIVE POWER: 0
-------------- -----------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,063,296
-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES               [ ]
-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.3%*
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               IA/PN
-------------- -----------------------------------------------------------------
*Based on 20,137,926 shares of common stock issued and outstanding as of September 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

--------------------------------------------------------------------------------
CUSIP No. 862700101
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: Steven R. Becker
               I.R.S. Identification Nos. of above persons (entities only):
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
-------------- -----------------------------------------------------------------
3              SEC USE ONLY
-------------- -----------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-------------- -----------------------------------------------------------------
NUMBER OF                5          SOLE VOTING POWER: 2,063,296
SHARES                   -------------------------------------------------------
BENEFICIALLY             6          SHARED VOTING POWER: 0
OWNED BY                 -------------------------------------------------------
EACH                     7          SOLE DISPOSITIVE POWER: 2,063,296
REPORTING                -------------------------------------------------------
PERSON                   8          SHARED DISPOSITIVE POWER: 0
-------------- -----------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,063,296
-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES               [ ]
-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.3%*
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               HC/IN
-------------- -----------------------------------------------------------------
*Based on 20,137,926 shares of common stock issued and outstanding as of September 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

      This Schedule 13G relates to the common stock ("Common Stock") of STRATEGIC DIAGNOSTICS INC., acquired by BC Advisors, LLC, a Texas limited liability company ("BCA"), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership ("SRBGC"), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership ("SRBQP") and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership ("SRB Offshore"). BCA is the general partner of SRB Management, L.P., a Texas limited partnership ("SRB Management"), which is the general partner of SRBGC, SRBQP and SRB Offshore. Steven R. Becker is the sole principal of BCA. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).        Name of Issuer:  STRATEGIC DIAGNOSTICS INC.


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  111 Pencader Drive
                  Newark, DE 19702

Item 2(a).        Name of Person Filing:

                  See Item 1 of each cover page.


Item 2(b).        Address of Principal Business Office or if none, Residence:

                  300 Crescent Court, Suite 1111
                  Dallas, Texas 75201

Item 2(c).        Citizenship:  See Item 4 of each cover page.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:  862700101

Item 3.           Not Applicable

Item 4.           Ownership:


              (a) Amount Beneficially Owned:

                  Steven R. Becker is the beneficial owner of 2,063,296 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore. BCA and SRB Management are the beneficial owners of 2,063,296 shares of Common Stock for the accounts of SRBGC, SRBQP and SRB Offshore.

              (b) Percent of Class: See Item 11 of each cover page.

              (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: See Item 5 of each cover page.

                  (ii) shared power to vote or to direct the vote: See Item 6 of each cover page.

                  (iii) sole power to dispose or to direct the disposition of:
                        See Item 7 of each cover page.

                  (iv)  shared power to dispose or to direct the disposition of:
                        See Item 8 of each cover page.

Item 5.           Ownership of Five Percent or Less of a Class:  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:  Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities:

                  SRB Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, SRBGC, SRBQP and SRB Offshore. BCA is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA, and therefore exercises investment discretion and control with respect to the shares of Common Stock beneficially owned by SRB Management's clients.

Item 8.           Identification and Classification of Members of the Group:
                  Not applicable.

Item 9.           Notice of Dissolution of Group:  Not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 8, 2007

                                      BC ADVISORS, LLC

                                      By:   /s/ Steven R. Becker
                                            --------------------
                                            Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.

                                      By:  BC Advisors, LLC, its general partner

                                      By:   /s/ Steven R. Becker
                                            --------------------
                                            Steven R. Becker, Member


                                      /s/ Steven R. Becker
                                      --------------------
                                      Steven R. Becker

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of STRATEGIC DIAGNOSTICS INC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 8, 2007.




                                      BC ADVISORS, LLC

                                      By:   /s/ Steven R. Becker
                                            --------------------
                                            Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.

                                      By:  BC Advisors, LLC, its general partner

                                      By:   /s/ Steven R. Becker
                                            --------------------
                                            Steven R. Becker, Member


                                      /s/ Steven R. Becker
                                      --------------------
                                      Steven R. Becker